UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated July 25, 2013.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

Press Release

ABB Q2: Improved results on balanced portfolio

•                      Higher revenues(1), operational EBITDA(2) and EPS despite uncertain market environment

•                      Early-cycle product businesses trending sequentially higher in several key markets

•                      Orders reflect greater ABB project selectivity and lower utility and industrial large capex

•                      Thomas & Betts with positive contribution, synergies on track

Zurich, Switzerland, July 25, 2013 — ABB reported higher revenues and earnings in the second quarter of 2013 despite challenging global markets.

“We continue to see the positive impact on our results from our balanced geographic and business portfolio,” said ABB Chief Executive Officer Joe Hogan. “We grew orders in a number of key sectors and geographies, including China, and we saw an encouraging trend with sequential order growth in most of our product business compared to the first quarter of the year.

“At the same time, we executed from our strong order backlog to drive both revenues and earnings higher, and we continued to take out cost to maintain profitability despite the uncertain market conditions.

“Orders were down as the strategic realignment in Power Systems launched at the end of last year started to take shape with our focus on greater project selectivity and higher profitability,” Hogan said. “We’ve seen the first results in higher gross margins in the division’s order backlog.

“Delays in the award of large orders, which is linked to the ongoing global macroeconomic uncertainty, also impacted orders this quarter. But our underlying demand drivers remain sound and we still generated a book-to-bill(3) ratio for the first half of the year of 0.99, and 1.06 excluding the Power Systems division.

“In addition, we saw another good contribution from Thomas & Betts, with synergies on track. Both power divisions achieved a solid operational EBITDA margin, and we grew service revenues faster than total organic revenues,” Hogan said. “And our improving Net Promoter Scores show we are making progress to increase customer satisfaction.

“Our outlook for the rest of the year remains unchanged from the end of the first quarter. Macro indicators are increasingly mixed, which makes predicting the timing of orders more difficult, especially large project orders. However, our strong backlog will continue to partly mitigate that uncertainty, while we continue to focus on balancing cost and growth and increasing customer satisfaction. We remain confident that our business and regional balance will continue to provide us with profitable growth opportunities.”

Key figures			Change						Change
$ millions unless otherwise indicated	Q2 13	Q2 12	US$		Local	Organic(4)	H1 13	H1 12	US$		Local	Organic(4)
Orders	9,312	10,052	-7%		-8%	-11%	19,804	20,420	-3%		-3%	-8%
Order backlog (end June)	28,292	29,070	-3%		-2%
Revenues	10,225	9,663	6%		6%	2%	19,940	18,570	7%		8%	3%
Income from operations(5)	1,188	1,001	19%				2,240	2,049	9%
as % of revenues	11.6%	10.4%					11.2%	11.0%
Operational EBITDA(2)	1,561	1,471	6%				3,019	2,699	12%
as % of operational revenues(3)	15.2%	15.1%					15.1%	14.5%
Net income attributable to ABB	763	656	16%				1,427	1,341	6%
Basic net income per share ($)	0.33	0.29	16	%(6)			0.62	0.58	6	%(6)
Cash from operating activities	543	595	-9%				320	573	-44%

Summary of Q2 results

Growth overview

Market conditions remained mixed in the second quarter. Demand increased in certain countries and industrial sectors and selective grid investments by utilities also continued, although major transmission investments are being postponed as the overall economic climate remains challenging and growth in electricity consumption remains at low levels. At the same time, industrial production continued to slow in many mature economies and emerging markets reduced their growth expectations.

ABB’s geographic, technology and channel scope mitigated some of this market variability and allowed the company to tap opportunities for profitable growth. For example, the company increased orders in businesses serving the US construction market, general industry in China, and the automotive sector in both mature and emerging markets. Higher orders in key European markets, such as Germany and Sweden, partly offset some of the continued weakness in southern Europe.

ABB’s total orders received in the quarter declined 11 percent on an organic basis (8 percent lower including T&B) compared to the second quarter of 2012, driven mainly by a 45-percent decrease in large orders (above $15 million). Large orders represented 9 percent of total orders, compared to 15 percent in the year-earlier period.

Base orders (below $15 million) were 5 percent lower on an organic basis (flat including T&B), partly reflecting increased selectivity in the power businesses. However, orders were higher in most of the product businesses. Service orders increased by 3 percent in the quarter and represented 17 percent of total orders, up from 16 percent in the same quarter in 2012.

Revenues rose 6 percent (up 2 percent organic) primarily on execution of the strong order backlog. T&B contributed approximately $640 million to revenues. Service revenues increased by 3 percent in the quarter.

Orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q2 13	Q2 12	US$	Local	Q2 13	Q2 12	US$	Local
Europe	3,149	3,214	-2%	-4%	3,421	3,441	-1%	-2%
The Americas	2,736	2,934	-7%	-6%	3,052	2,577	18%	19%
Organic	2,221	2,676	-17%	-16%	2,526	2,319	9%	10%
Asia	2,494	2,759	-10%	-10%	2,783	2,708	3%	2%
Middle East and Africa	933	1,145	-19%	-17%	969	937	3%	6%
Group total	9,312	10,052	-7%	-8%	10,225	9,663	6%	6%

Orders declined regionally, mainly related to lower large orders. Europe declined on a total order basis as power utility investments remained cautious. Automation orders in Europe were steady compared to the same quarter in 2012, while total orders increased in key markets such as Germany and Sweden in the quarter. On an organic basis, orders in the Americas declined, also the result of lower capex by utilities and oil and gas customers. Asia orders fell by 10 percent compared to a strong quarter the year before, as modest growth in China was more than offset by the challenging market in India and declines related to large orders in a number of other countries. Orders grew in Egypt and Saudi Arabia, but overall orders in the Middle East and Africa were lower.

2013 Q2 orders received and revenues by division

	Orders received			Change				Change
$ millions unless	Q2		Change	in local	Revenues		Change	in local
otherwise indicated	2013	Q2 2012	in US$	currency	Q2 2013	Q2 2012	in US$	currency
Discrete Automation and Motion	2,392	2,428	-1%	-2%	2,362	2,368	0%	-1%
Low Voltage Products	1,980	1,655	20%	19%	1,929	1,596	21%	20%
Organic	1,352	1,342	1%	0%	1,291	1,283	1%	0%
Process Automation	1,788	2,247	-20%	-21%	2,130	2,052	4%	4%
Power Products	2,596	2,791	-7%	-7%	2,781	2,610	7%	6%
Power Systems	1,307	1,890	-31%	-31%	1,962	1,872	5%	5%
Corporate and other (incl. inter-division eliminations)	-751	-959			-939	-835
ABB Group	9,312	10,052	-7%	-8%	10,225	9,663	6%	6%
Organic				-11%				2%

Discrete Automation and Motion: Orders reflect generally weaker industrial activity in several large markets compared to a year ago, which was partly offset by large orders for power conversion equipment used in rail applications and robotics equipment in the automotive industry. Revenues were flat as execution of the order backlog compensated lower sales of early-cycle products such as industrial motors and drives. Service revenues increased 4 percent.

Low Voltage Products: Orders and revenues were flat on an organic basis as demand growth for many early-cycle products was offset by a decline in orders for low-voltage systems used in mid- to late-cycle sectors. Organic orders and revenues trended higher in a number of key markets in the quarter, including China, Russia and the US. Service orders and revenues grew at a double-digit pace.

Process Automation: Orders declined primarily as the result of fewer large orders in the oil and gas, mining and marine sectors compared to the same quarter a year earlier. Revenue growth was driven by the execution of the strong order backlog in marine and mining. Lifecycle service revenues increased 5 percent.

Power Products: Demand for power distribution and industrial applications remained steady. Utilities continued to make targeted investments in power transmission. The challenging market conditions combined with continued selectivity resulted in a lower order intake compared to the second quarter of the previous year. Higher revenues reflect execution of the order backlog and growth in service volumes.

Power Systems: The division’s strategic repositioning to increase project selectivity and enhance margins was the primary reason for lower orders received in the quarter. In addition, economic uncertainties in most regions continued to result in project delays, although longer-term growth drivers to strengthen and interconnect power grids, increase reliability and integrate renewables remain intact. Revenues were higher across most businesses in the quarter on execution of the order backlog. Service revenues also grew.

Earnings overview

Operational EBITDA

Operational EBITDA in the second quarter of 2013 amounted to $1.6 billion, an increase of 6 percent. T&B contributed approximately $115 million to operational EBITDA.

The Group’s operational EBITDA margin was flat compared to the same period in 2012. Cost savings from sourcing initiatives and operational improvements more than offset the negative impact of lower-margin orders being executed out of the power backlog. Margins were supported by improved capacity utilization and continuing discipline in selling, general and administrative (SG&A) expenses in response to current market conditions.

Income from operations(7)

Income from operations amounted to approximately $1.2 billion, 19 percent higher compared to the same quarter in 2012. The increase partly reflects the net impact of foreign exchange and commodity timing differences(8), which increased income from operations in the second quarter of 2013 by $8 million compared with a negative impact in the same period a year earlier of $82 million. In addition, acquisition-related expenses and certain non-operational items totaled $28 million in the second quarter of 2013 compared with $90 million in the same quarter a year earlier. Also included in income from operations is acquisition-related amortization of $93 million, compared with $82 million a year earlier.

Net income

Net income for the quarter increased 16 percent to $763 million, mainly related to foreign exchange and commodity timing differences as well as lower acquisition-related expenses and certain non-operational items. Basic earnings per share in the second quarter amounted to $0.33 versus $0.29 a year earlier. Operational EPS(9) increased 2 percent compared to the second quarter of 2012.

2013 Q2 earnings and cash flows by division

	Operational EBITDA			Operational EBITDA margin		Cash flows from operating activities
$ millions unless otherwise indicated	Q2 2013	Q2 2012	Change in US$	Q2 2013	Q2 2012	Q2 2013	Q2 2012	Change in US$
Discrete Automation and Motion	428	446	-4%	18.1%	18.8%	326	332	-2%
Low Voltage Products	367	286	28%	19.0%	17.9%	255	161	58%
Organic	251	228	10%	19.4%	17.7%
Process Automation	252	268	-6%	11.8%	13.1%	163	95	72%
Power Products	409	387	6%	14.7%	14.7%	223	224	0%
Power Systems	159	119	34%	7.9%	6.2%	-151	90	n.a
Corporate and other (incl. inter-division eliminations)	-54	-35				-273	-307	11%
ABB Group	1,561	1,471	6%	15.2%	15.1%	543	595	-9%

Discrete Automation and Motion: Earnings and margins partly reflect a change in revenue mix versus the year-earlier period, driven in part by an increased share of system revenues where margins are below the divisional average.

Low Voltage Products: The operational EBITDA margin excluding Thomas & Betts increased on a combination of successful cost management, growth in a number of higher-margin product businesses, and an increase in the share of service revenues.

Process Automation: Lower operational EBITDA and margins primarily reflect the timing of project revenues as well as some under-absorption of fixed costs in parts of the more profitable product business, which more than offset margin improvements in lifecycle services.

Power Products: Continued cost savings and a favorable product mix enabled the division to maintain its operational EBITDA margin at the same level as a year ago.

Power Systems: The increase in operational EBITDA margin mainly reflects improved project execution. Cash from operating activities was affected by the timing of project payments as well as initiatives related to the repositioning.

Balance sheet and cash flow

Total debt amounted to $8.1 billion compared to $10.1 billion at the end of 2012. The reduction primarily resulted from the maturity of €700 million bonds in June 2013 and a reduction in commercial paper outstanding of approximately $710 million.

Net debt(10) was $3.4 billion at the end of June 2013 versus $1.6 billion at the end of December 2012. The primary contributor to the change was the payment of the annual dividend to shareholders of approximately $1.7 billion.

ABB reported cash from operations of $543 million versus $595 million in the same quarter in 2012, reflecting a combination of higher net working capital needed to execute large projects and the timing of customer advances, both factors related mainly to Power Systems. Net working capital as a percentage of revenues(8) amounted to 17.5 percent, an increase of 1.8 percentage-points versus the end of the same quarter a year earlier.

In June, Moody’s credit rating agency reiterated its A2 rating on ABB’s long-term debt, with a stable outlook.

Acquisitions

ABB announced in April the planned acquisition of US-based solar inverter manufacturer Power-One for approximately $1 billion. The deal is aimed at positioning ABB as a global leader in what it expects to be a high-growth renewable-energy market. All shareholder and regulatory approvals have been received and the transaction is expected to close shortly.

Technology and innovation

ABB continued to drive technology advances and launch new products aimed at helping customers improve productivity and energy efficiency. For example, the company announced the delivery of a new generation of multiplexers—devices used to increase the amount of data carried over existing communication lines—to a Swiss utility. The products play a central role in the development of smarter and safer grids.

Other innovations include new software to help utilities and industries ensure the reliability of critical infrastructure. The solution combines ABB’s expertise in technologies such as transformers and circuit breakers with business enterprise IT software to automate processes, manage critical assets more efficiently, and prioritize maintenance and repair activities. The technology is being deployed by American Electric Power (AEP), one of the leading power utilities in the US, in all of its transmission substations across the country.

ABB recently announced a project to supply chargers to more than 200 electric vehicle fast-charging stations in the Netherlands, bringing an EV fast charger within 50 kilometers of all of the country’s 16.7 million inhabitants. The stations will be capable of charging electric vehicles in 15-30 minutes. ABB also developed a new boost charging technology that will be deployed for the first time on a large capacity electric bus in Geneva, Switzerland. The bus will be charged at selected stops with a 15-second energy boost.

ABB’s advanced technology for high-efficiency motors helped the company strengthen its market leadership in low-voltage motors. According to a recent report from information and analytics provider IHS, in 2012 ABB boosted its share in an approximately $15-billion market to 14 percent.

Management Changes

During the second quarter, ABB announced the resignation of Joe Hogan as Chief Executive Officer (CEO) and the appointment of his successor, Ulrich Spiesshofer.

Spiesshofer, who is currently an executive vice president and head of the Discrete Automation and Motion division, will succeed Hogan on September 15, 2013 in an orderly transition.

ABB also announced the resignation of Chief Technology Officer Prith Banerjee, whose successor is expected to be announced in due course.

Outlook

Our long-term growth drivers—such as the need for greater industrial productivity, more reliable and efficient power delivery and growth in renewables—remain in place. Shorter-term trends such as industrial production growth and government policy are expected to remain the key drivers of demand over the rest of 2013. There are no clear changes in demand trends seen in the first half of the year as we head into the second half of 2013.

In a market environment in which near-term uncertainty is likely to remain, we will continue to focus on executing our large order backlog and taking advantage of our broad product and geographic scope to capture profitable growth opportunities in line with our 2011-15 targets.

This will be supported by our ongoing initiatives to improve margins and project selection and execution. Growing service revenues, securing the synergies from recent acquisitions, increasing customer satisfaction and successfully commercializing our pipeline of innovative technologies will remain important contributors to our growth and profitability targets.

We will continue to drive cost savings and productivity improvements equivalent to 3-5 percent of cost of sales every year through improved supply management, better quality and higher returns on investments in sales and R&D. We remain committed to delivering higher cash to shareholders and improving returns on our capital investments in both organic and inorganic growth.

More information

The 2013 Q2 results press release is available from July 25, 2013, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorcenter, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s second-quarter 2013 results will be available at 06:30 a.m. Central European Time (CET) today at www.youtube.com/abb.

ABB will host a media conference call starting at 10:30 a.m. CET. Callers from the US and Canada should dial +1 866 291 4166 (Toll-Free). U.K. callers should dial +44 203 059 58 62. From Sweden +46 85 051 0031, and from the rest of Europe, +41 58 310 50 00. Lines will be open 15 minutes before the conference starts. Playback of the call will start 1 hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 15047, followed by the # key. The recorded session will also be available as a podcast 1 hour after the end of the call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 866 291 4166 from the US/Canada (toll-free), +44 203 059 5862 from the U.K., +46 8 5051 0031 (Sweden) or +41 58 310 5000 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com/investorcenter.

Investor calendar 2013
Third-quarter 2013 results	October 24, 2013
Fourth-quarter 2013 results	February 13, 2014
First-quarter 2014 results	April 29, 2014
Annual General Meeting, Zurich, Switzerland	April 30, 2014
Second-quarter 2014 results	July 24, 2014

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

Zurich, July 25, 2013

Joe Hogan, CEO

Important notices

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

This press release also contains non-GAAP measures of performance. Definitions of these measures and reconciliations between these measures and their GAAP counterparts can be found in “Supplemental financial information” attached to this press release.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 919 856 3827	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

Key figures

$ millions		Q2 13	Q2 12	Change		H1 13	H1 12	Change
				US$	Local			US$	Local
Orders	ABB Group	9,312	10,052	-7%	-8%	19,804	20,420	-3%	-3%
	Discrete Automation and Motion	2,392	2,428	-1%	-2%	4,877	5,106	-4%	-5%
	Low Voltage Products	1,980	1,655	20%	19%	3,914	2,992	31%	31%
	Process Automation	1,788	2,247	-20%	-21%	4,288	4,787	-10%	-11%
	Power Products	2,596	2,791	-7%	-7%	5,455	5,908	-8%	-8%
	Power Systems	1,307	1,890	-31%	-31%	2,944	3,848	-23%	-23%
	Corporate and other (incl. inter-division eliminations)	(751)	(959)			(1,674)	(2,221)
Revenues	ABB Group	10,225	9,663	6%	6%	19,940	18,570	7%	8%
	Discrete Automation and Motion	2,362	2,368	0%	-1%	4,689	4,610	2%	2%
	Low Voltage Products	1,929	1,596	21%	20%	3,706	2,788	33%	33%
	Process Automation	2,130	2,052	4%	4%	4,108	4,022	2%	3%
	Power Products	2,781	2,610	7%	6%	5,270	5,123	3%	3%
	Power Systems	1,962	1,872	5%	5%	4,013	3,679	9%	10%
	Corporate and other (incl. inter-division eliminations)	(939)	(835)			(1,846)	(1,652)
Income from operations	ABB Group	1,188	1,001	19%		2,240	2,049	9%
	Discrete Automation and Motion	361	382	-5%		698	736	-5%
	Low Voltage Products	262	139	88%		494	319	55%
	Process Automation	233	232	0%		457	466	-2%
	Power Products	346	302	15%		629	625	1%
	Power Systems	108	37	192%		213	125	70%
	Corporate and other (incl. inter-division eliminations)	(122)	(91)			(251)	(222)
Income from operations %	ABB Group	11.6%	10.4%			11.2%	11.0%
	Discrete Automation and Motion	15.3%	16.1%			14.9%	16.0%
	Low Voltage Products	13.6%	8.7%			13.3%	11.4%
	Process Automation	10.9%	11.3%			11.1%	11.6%
	Power Products	12.4%	11.6%			11.9%	12.2%
	Power Systems	5.5%	2.0%			5.3%	3.4%
Operational EBITDA (2)	ABB Group	1,561	1,471	6%		3,019	2,699	12%
	Discrete Automation and Motion	428	446	-4%		844	863	-2%
	Low Voltage Products	367	286	28%		687	483	42%
	Process Automation	252	268	-6%		511	511	0%
	Power Products	409	387	6%		781	750	4%
	Power Systems	159	119	34%		328	236	39%
	Corporate and other (incl. inter-division eliminations)	(54)	(35)			(132)	(144)
Operational EBITDA % (3)	ABB Group	15.2%	15.1%			15.1%	14.5%
	Discrete Automation and Motion	18.1%	18.8%			18.0%	18.7%
	Low Voltage Products	19.0%	17.9%			18.5%	17.3%
	Process Automation	11.8%	13.1%			12.4%	12.7%
	Power Products	14.7%	14.7%			14.8%	14.6%
	Power Systems	7.9%	6.2%			8.1%	6.4%

Orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	H1 13	H1 12	US$	Local	H1 13	H1 12	US$	Local
Europe	7,033	7,108	-1%	-2%	6,798	6,827	0%	-1%
The Americas	5,534	5,629	-2%	-1%	5,876	4,903	20%	21%
Organic	4,552	5,371	-15%	-14%	4,883	4,645	5%	6%
Asia	5,309	5,525	-4%	-4%	5,327	5,031	6%	6%
Middle East and Africa	1,928	2,158	-11%	-8%	1,939	1,809	7%	10%
Group total	19,804	20,420	-3%	-3%	19,940	18,570	7%	8%

Operational EBITDA

	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
$ millions	Q2 13	Q2 12	Q2 13	Q2 12	Q2 13	Q2 12	Q2 13	Q2 12	Q2 13	Q2 12	Q2 13	Q2 12
Revenues	10,225	9,663	2,362	2,368	1,929	1,596	2,130	2,052	2,781	2,610	1,962	1,872
FX/commodity timing differences on Revenues	76	61	1	1	—	3	13	1	—	18	63	37
Operational revenues	10,301	9,724	2,363	2,369	1,929	1,599	2,143	2,053	2,781	2,628	2,025	1,909

Income from operations	1,188	1,001	361	382	262	139	233	232	346	302	108	37
Depreciation	204	174	35	34	51	33	17	15	44	43	21	17
Amortization	114	107	31	31	31	20	5	5	8	9	24	26
including total acquisition-related amortization of	93	82	28	27	30	18	3	3	5	8	22	22
Restructuring and restructuring-related expenses	35	17	3	(5)	2	5	9	8	20	6	—	2
Acquisition-related expenses and certain non-operational items	28	90	5	1	3	81	1	—	—	—	1	3
FX/commodity timing differences in income from operations	(8)	82	(7)	3	18	8	(13)	8	(9)	27	5	34
Operational EBITDA	1,561	1,471	428	446	367	286	252	268	409	387	159	119

Operational EBITDA margin (%)	15.2%	15.1%	18.1%	18.8%	19.0%	17.9%	11.8%	13.1%	14.7%	14.7%	7.9%	6.2%

(1) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in results tables
(2) See Reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 14 to the Interim Consolidated Financial Information (unaudited)
(3) For reconciliations of non-GAAP measures, see the Supplemental financial information attachment to this press release
(4) Organic changes are in local currencies and exclude Thomas & Betts (acquired in May 2012)
(5) Previously referred to as Earnings Before Interest and Taxes (EBIT)
(6) Calculated on basic earnings per share before rounding
(7) Previously referred to as Earnings Before Interest and Taxes (EBIT)
(8) See Reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 14 to the Interim Consolidated Financial Information (unaudited)
(9) For reconciliations of non-GAAP measures, see the Supplemental financial information attachment to this press release
(10) For reconciliations of non-GAAP measures, see the Supplemental financial information attachment to this press release

Supplemental financial information

June 30, 2013

ABB presents the following financial measures to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the six and three months ended June 30, 2013.

Operational EBITDA margin

Definition

Operational EBITDA

Operational EBITDA represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Reconciliation

	Six months ended June 30, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	4,689	3,706	4,108	5,270	4,013	(1,846)	19,940
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	11	8	19	22	64	—	124
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	4	5	2	—	12
Unrealized foreign exchange movements on receivables (and related assets)	(7)	(6)	(5)	(13)	(22)	(1)	(54)
Operational revenues	4,694	3,708	4,126	5,284	4,057	(1,847)	20,022

Income from operations	698	494	457	629	213	(251)	2,240
Depreciation and amortization	130	161	42	110	90	106	639
Restructuring and restructuring- related expenses	4	6	12	27	5	—	54
Acquisition-related expenses and certain non-operational items	7	5	1	—	1	18	32
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	6	25	(1)	18	33	(4)	77
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	2	—	1	5	3	—	11
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(3)	(4)	(1)	(8)	(17)	(1)	(34)
Operational EBITDA	844	687	511	781	328	(132)	3,019

Operational EBITDA margin (%)	18.0%	18.5%	12.4%	14.8%	8.1%	—	15.1%

	Six months ended June 30, 2012
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	4,610	2,788	4,022	5,123	3,679	(1,652)	18,570
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	3	(5)	(10)	(3)	(1)	(2)	(18)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	3	—	21	—	24
Unrealized foreign exchange movements on receivables (and related assets)	(4)	2	(2)	5	(10)	1	(8)
Operational revenues	4,609	2,785	4,013	5,125	3,689	(1,653)	18,568

Income from operations	736	319	466	625	125	(222)	2,049
Depreciation and amortization	126	81	40	104	84	99	534
Restructuring and restructuring- related expenses	(4)	5	8	19	4	2	34
Acquisition-related expenses and certain non-operational items	5	84	—	—	3	(21)	71
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	1	(11)	(8)	(9)	12	(1)	(16)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	1	4	3	21	(2)	26
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	—	4	1	8	(13)	1	1
Operational EBITDA	863	483	511	750	236	(144)	2,699

Operational EBITDA margin (%)	18.7%	17.3%	12.7%	14.6%	6.4%	—	14.5%

	Three months ended June 30, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,362	1,929	2,130	2,781	1,962	(939)	10,225
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	7	—	15	7	78	—	107
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	4	4	—	—	9
Unrealized foreign exchange movements on receivables (and related assets)	(7)	—	(6)	(11)	(15)	(1)	(40)
Operational revenues	2,363	1,929	2,143	2,781	2,025	(940)	10,301

Income from operations	361	262	233	346	108	(122)	1,188
Depreciation and amortization	66	82	22	52	45	51	318
Restructuring and restructuring- related expenses	3	2	9	20	—	1	35
Acquisition-related expenses and certain non-operational items	5	3	1	—	1	18	28
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(10)	13	(14)	(12)	14	(3)	(12)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	1	3	(2)	—	3
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	2	5	—	—	(7)	1	1
Operational EBITDA	428	367	252	409	159	(54)	1,561

Operational EBITDA margin (%)	18.1%	19.0%	11.8%	14.7%	7.9%	—	15.2%

	Three months ended June 30, 2012
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,368	1,596	2,052	2,610	1,872	(835)	9,663
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	4	6	7	16	53	(1)	85
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	2	1	11	1	16
Unrealized foreign exchange movements on receivables (and related assets)	(4)	(3)	(8)	1	(27)	1	(40)
Operational revenues	2,369	1,599	2,053	2,628	1,909	(834)	9,724

Income from operations	382	139	232	302	37	(91)	1,001

Depreciation and amortization	65	53	20	52	43	48	281
Restructuring and restructuring- related expenses	(5)	5	8	6	2	1	17
Acquisition-related expenses and certain non-operational items	1	81	—	—	3	5	90
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	7	10	13	29	52	2	113
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	3	—	11	—	14
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(4)	(2)	(8)	(2)	(29)	—	(45)
Operational EBITDA	446	286	268	387	119	(35)	1,471

Operational EBITDA margin (%)	18.8%	17.9%	13.1%	14.7%	6.2%	—	15.1%

Operational EPS

Definition

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact (using the Group’s effective tax rate) of:

i)	restructuring and restructuring-related expenses,
ii)	acquisition-related expenses and certain non-operational items,
iii)

foreign exchange/commodity timing differences in Income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)	amortization related to acquisitions.

Amortization related to acquisitions

Amortization expense on intangibles arising upon acquisitions.

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining Basic EPS.

Reconciliation

	Six months ended
	June 30, 2013		June 30, 2012
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	1,427	0.62	1,341	0.58
Restructuring and restructuring-related expenses(2)	38	0.02	24	0.01
Acquisition-related expenses and certain non-operational items(2)	23	0.01	51	0.02
FX/commodity timing differences in Income from operations(2)	38	0.02	8	0.00
Amortization related to acquisitions(2)	132	0.06	106	0.05
Operational net income	1,658	0.72	1,530	0.67

	Three months ended
	June 30, 2013		June 30, 2012
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	763	0.33	656	0.29
Restructuring and restructuring-related expenses(2)	25	0.01	12	0.01
Acquisition-related expenses and certain non-operational items(2)	20	0.01	65	0.03
FX/commodity timing differences in Income from operations(2)	(6)	0.00	60	0.03
Amortization related to acquisitions(2)	66	0.03	60	0.03
Operational net income	868	0.38	853	0.37

(1) EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.

(2) Net of tax at Group effective tax rate.

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents and Marketable securities and short-term investments.

Reconciliation

($ in millions)	June 30, 2013	December 31, 2012
Short-term debt and current maturities of long-term debt	712	2,537
Long-term debt	7,417	7,534
Total debt	8,129	10,071

Cash and equivalents	4,148	6,875
Marketable securities and short-term investments	543	1,606
Cash and marketable securities	4,691	8,481

Net debt	3,438	1,590

Net debt to EBITDA

Definition

Net debt to EBITDA is calculated as Net debt divided by Income from operations adjusted to exclude depreciation and amortization for the trailing twelve months.

Reconciliation

($ in millions)	June 30, 2013	December 31, 2012

Net debt (as defined above)	3,438	1,590

EBITDA
Income from operations for the three months ended:
June 30, 2013	1,188	—
March 31, 2013	1,052	—
December 31, 2012	863	863
September 30, 2012	1,146	1,146
June 30, 2012	—	1,001
March 31, 2012	—	1,048
Depreciation and amortization for the three months ended:
June 30, 2013	318	—
March 31, 2013	321	—
December 31, 2012	341	341
September 30, 2012	307	307
June 30, 2012	—	281
March 31, 2012	—	253
Total EBITDA for the trailing twelve months	5,536	5,240

Net debt to EBITDA	0.6	0.3

Net working capital as a percentage of revenues

Definition

Net working capital

Net working capital is the sum of i) receivables, net, ii) inventories, net, and iii) prepaid expenses; less iv) accounts payable, trade, v) billings in excess of sales, vi) advances from customers, vii) non-trade payables, and viii) accrued expenses and deferred income.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to estimate the impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve month period.

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Reconciliation

	June 30,
($ in millions)	2013	2012
Net working capital:
Receivables, net	12,268	11,245
Inventories, net	6,347	6,363
Prepaid expenses	333	302
Accounts payable, trade	(4,829)	(4,750)
Billings in excess of sales	(1,807)	(1,878)
Advances from customers	(1,926)	(1,764)
Non-trade payables(1)	(1,348)	(1,336)
Accrued expenses and deferred income(1)	(1,919)	(1,802)
Net working capital	7,119	6,380

Total revenues for the three months ended:
June 30, 2013 / 2012	10,225	9,663
March 31, 2013 / 2012	9,715	8,907
December 31, 2012 / 2011	11,021	10,571
September 30, 2012 / 2011	9,745	9,337
Adjustment to annualize revenues of certain acquisitions(2)	—	2,123
Adjusted revenues for the trailing twelve months	40,706	40,601

Net working capital as a percentage of revenues	17.5%	15.7%

(1) Amount is included within Other current liabilities.

(2) Thomas & Betts, acquired in May 2012.

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Six months ended June 30,
($ in millions)	2013	2012
Interest and dividend income	35	38
Interest and other finance expense	(177)	(144)
Finance net	(142)	(106)

	Three months ended June 30,
($ in millions)	2013	2012
Interest and dividend income	17	19
Interest and other finance expense	(80)	(87)
Finance net	(63)	(68)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

($ in millions)	Six months ended June 30, 2013
Orders received	19,804
Total revenues	19,940

Book-to-bill ratio	0.99

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Six months ended		Three months ended
($ in millions, except per share data in $)	Jun. 30, 2013	Jun. 30, 2012	Jun. 30, 2013	Jun. 30, 2012

Sales of products	16,785	15,501	8,594	8,078
Sales of services	3,155	3,069	1,631	1,585
Total revenues	19,940	18,570	10,225	9,663
Cost of products	(12,072)	(11,055)	(6,162)	(5,792)
Cost of services	(1,992)	(1,983)	(1,038)	(1,029)
Total cost of sales	(14,064)	(13,038)	(7,200)	(6,821)
Gross profit	5,876	5,532	3,025	2,842
Selling, general and administrative expenses	(2,948)	(2,787)	(1,499)	(1,465)
Non-order related research and development expenses	(704)	(716)	(343)	(370)
Other income (expense), net	16	20	5	(6)
Income from operations	2,240	2,049	1,188	1,001
Interest and dividend income	35	38	17	19
Interest and other finance expense	(177)	(144)	(80)	(87)
Income from continuing operations before taxes	2,098	1,943	1,125	933
Provision for taxes	(608)	(554)	(331)	(256)
Income from continuing operations, net of tax	1,490	1,389	794	677
Income (loss) from discontinued operations, net of tax	(12)	5	(8)	5
Net income	1,478	1,394	786	682
Net income attributable to noncontrolling interests	(51)	(53)	(23)	(26)
Net income attributable to ABB	1,427	1,341	763	656

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,439	1,336	771	651
Net income	1,427	1,341	763	656

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.63	0.58	0.34	0.28
Net income	0.62	0.58	0.33	0.29

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.62	0.58	0.33	0.28
Net income	0.62	0.58	0.33	0.29

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,296	2,293	2,297	2,293
Diluted earnings per share attributable to ABB shareholders	2,303	2,294	2,304	2,294

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2013	Jun. 30, 2012	Jun. 30, 2013	Jun. 30, 2012

Total comprehensive income, net of tax	1,061	1,232	752	90
Total comprehensive income attributable to noncontrolling interests, net of tax	(44)	(43)	(18)	(8)
Total comprehensive income attributable to ABB shareholders, net of tax	1,017	1,189	734	82

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Jun. 30, 2013	Dec. 31, 2012

Cash and equivalents	4,148	6,875
Marketable securities and short-term investments	543	1,606
Receivables, net	12,268	11,575
Inventories, net	6,347	6,182
Prepaid expenses	333	311
Deferred taxes	913	869
Other current assets	517	584
Total current assets	25,069	28,002

Property, plant and equipment, net	5,782	5,947
Goodwill	10,028	10,226
Other intangible assets, net	3,250	3,501
Prepaid pension and other employee benefits	55	71
Investments in equity-accounted companies	194	213
Deferred taxes	346	334
Other non-current assets	789	776
Total assets	45,513	49,070

Accounts payable, trade	4,829	4,992
Billings in excess of sales	1,807	2,035
Short-term debt and current maturities of long-term debt	712	2,537
Advances from customers	1,926	1,937
Deferred taxes	295	270
Provisions for warranties	1,219	1,291
Other provisions	1,532	1,575
Other current liabilities	4,043	4,337
Total current liabilities	16,363	18,974

Long-term debt	7,417	7,534
Pension and other employee benefits	2,200	2,290
Deferred taxes	1,139	1,260
Other non-current liabilities	1,642	1,566
Total liabilities	28,761	31,624

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at June 30, 2013, and December 31, 2012)	1,717	1,691
Retained earnings	17,826	18,066
Accumulated other comprehensive loss	(2,933)	(2,523)
Treasury stock, at cost (18,171,027 and 18,793,989 shares at June 30, 2013, and December 31, 2012, respectively)	(317)	(328)
Total ABB stockholders’ equity	16,293	16,906
Noncontrolling interests	459	540
Total stockholders’ equity	16,752	17,446
Total liabilities and stockholders’ equity	45,513	49,070

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2013	Jun. 30, 2012	Jun. 30, 2013	Jun. 30, 2012

Operating activities:
Net income	1,478	1,394	786	682
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	639	534	318	281
Pension and other employee benefits	(22)	(49)	(11)	(32)
Deferred taxes	(47)	11	(51)	(28)
Net gain from sale of property, plant and equipment	(15)	(8)	(6)	(5)
Loss from equity-accounted companies, net	7	5	7	1
Other	7	48	(7)	23
Changes in operating assets and liabilities:
Trade receivables, net	(963)	(257)	(459)	(183)
Inventories, net	(352)	(376)	(104)	12
Trade payables	(50)	(163)	147	21
Billings in excess of sales	(33)	76	38	(44)
Provisions, net	(40)	(255)	(12)	(98)
Advances from customers	49	41	(26)	(60)
Other assets and liabilities, net	(338)	(428)	(77)	25
Net cash provided by operating activities	320	573	543	595

Investing activities:
Purchases of marketable securities (available-for-sale)	(383)	(927)	(210)	(51)
Purchases of short-term investments	(6)	(27)	(1)	(2)
Purchases of property, plant and equipment and intangible assets	(452)	(536)	(236)	(300)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(25)	(3,616)	1	(3,420)
Proceeds from sales of marketable securities (available-for-sale)	1,342	1,496	1,226	1,475
Proceeds from maturity of marketable securities (available-for-sale)	53	—	53	—
Proceeds from short-term investments	40	27	8	25
Other investing activities	31	(3)	(15)	8
Net cash provided by (used in) investing activities	600	(3,586)	826	(2,265)

Financing activities:
Net changes in debt with original maturities of 90 days or less	(403)	591	104	500
Increase in debt	352	4,850	137	2,678
Repayment of debt	(1,742)	(727)	(1,219)	(542)
Delivery of shares	2	46	1	—
Dividends paid	(1,667)	(1,626)	(1,667)	(1,626)
Acquisition of noncontrolling interests	(4)	—	(3)	—
Dividends paid to noncontrolling shareholders	(96)	(91)	(81)	(83)
Other financing activities	(39)	(18)	(36)	(33)
Net cash provided by (used in) financing activities	(3,597)	3,025	(2,764)	894

Effects of exchange rate changes on cash and equivalents	(50)	(58)	88	(202)

Net change in cash and equivalents - continuing operations	(2,727)	(46)	(1,307)	(978)

Cash and equivalents, beginning of period	6,875	4,819	5,455	5,751
Cash and equivalents, end of period	4,148	4,773	4,148	4,773

Supplementary disclosure of cash flow information:
Interest paid	163	70	135	46
Taxes paid	641	699	310	358

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		1,341							1,341	53	1,394
Foreign currency translation adjustments (net of tax of $(2))			(181)				(181)		(181)	(10)	(191)
Effect of change in fair value of available-for-sale securities (net of tax of $(1))				(1)			(1)		(1)		(1)
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(16))					33		33		33		33
Change in derivatives qualifying as cash flow hedges (net of tax of $2)						(3)	(3)		(3)		(3)
Total comprehensive income									1,189	43	1,232
Changes in noncontrolling interests									—	2	2
Dividends paid to noncontrolling shareholders									—	(121)	(121)
Dividends paid		(1,626)							(1,626)		(1,626)
Share-based payment arrangements	28								28		28
Delivery of shares	(6)							52	46		46
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1
Balance at June 30, 2012	1,659	16,703	(1,149)	19	(1,439)	9	(2,560)	(372)	15,430	483	15,913

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		1,427							1,427	51	1,478
Foreign currency translation adjustments (net of tax of $(2))			(482)				(482)		(482)	(8)	(490)
Effect of change in fair value of available-for-sale securities (net of tax of $1)				(11)			(11)		(11)		(11)
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(31))					102		102		102	1	103
Change in derivatives qualifying as cash flow hedges (net of tax of $6)						(19)	(19)		(19)		(19)
Total comprehensive income									1,017	44	1,061
Changes in noncontrolling interests	(9)								(9)	8	(1)
Dividends paid to noncontrolling shareholders									—	(133)	(133)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	32								32		32
Delivery of shares	(9)							11	2		2
Call options	13								13		13
Other	(1)								(1)		(1)
Balance at June 30, 2013	1,717	17,826	(1,062)	13	(1,902)	18	(2,933)	(317)	16,293	459	16,752

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2012.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period’s presentation. These changes primarily relate to current liabilities, where amounts previously reported in “Employee and other payables” and “Accrued expenses” have been reclassified to “Other provisions” and “Other current liabilities”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Disclosures about offsetting assets and liabilities

As of January 2013, the Company adopted two accounting standard updates regarding disclosures about amounts of certain financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of these updates covers derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements. These updates are applicable retrospectively and did not have a significant impact on the consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

As of January 2013, the Company adopted an accounting standard update regarding the presentation of amounts reclassified out of accumulated other comprehensive income. Under the update, the Company is required to present, either in a single note or parenthetically on the face of the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective income statement line item (if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the reporting period). If a component is not required to be reclassified to net income in its entirety, the Company would instead cross-reference to other U.S. GAAP required disclosures that provide additional information about the amounts. This update is applicable prospectively and resulted in the Company presenting, in a single note, significant reclassifications out of accumulated other comprehensive income (see Note 13).

Applicable for future periods

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

In March 2013, an accounting standard update was issued regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company would recognize cumulative translation adjustments in net income when it ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment would be recognized in net income upon a partial sale of the equity-accounted company. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The impact of this update on the consolidated financial statements is dependent on future transactions resulting in derecognition of foreign assets, subsidiaries or foreign equity-accounted companies completed on or after adoption.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

In July 2013, an accounting standard update was issued regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company would present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions, except number of acquired businesses)(1)	2013	2012	2013	2012
Acquisitions (net of cash acquired)(2)	14	3,578	—	3,414
Aggregate excess of purchase price over fair value of net assets acquired(3)	(60)	3,260	(74)	3,168

Number of acquired businesses	1	4	—	3

(1)  Amounts for the six and three months ended June 30, 2012, relate primarily to the acquisition of Thomas & Betts. For all periods presented, amounts include adjustments arising during the measurement period of acquisitions. In the six and three months ended June 30, 2013, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” amounted to $73 million and $74 million, respectively, primarily in respect of a reduction in certain deferred tax liabilities related to Thomas & Betts. In the six and three months ended June 30, 2012, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” amounted to $27 million and $30 million, respectively.

(2)  Excluding changes in cost and equity investments but including $5 million (in the six and three months ended June 30, 2012) representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date.

(3)  Recorded as goodwill.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts Corporation (Thomas & Betts) for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company’s strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

Notes to the Interim Consolidated Financial Information (unaudited)

The final allocation of the purchase consideration for Thomas & Betts is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	1,169	18 years
Technology	179	5 years
Trade names	155	10 years
Order backlog	12	7.5 months
Intangible assets	1,515	15 years
Fixed assets	458
Debt acquired	(619)
Deferred tax liabilities	(971)
Inventories	300
Other assets and liabilities, net(1)	49
Goodwill(2)	2,649
Total consideration (net of cash acquired)(3)	3,381

(1)  Gross receivables from the acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.

(2)  Goodwill recognized is not deductible for income tax purposes.

(3)  Cash acquired in the acquisition totaled $521 million. Additional consideration included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for both the six and three months ended June 30, 2012, include total revenues of $313 million and a net loss (including acquisition-related charges) of $38 million, related to Thomas & Betts since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for the six and three months ended June 30, 2012, as if Thomas & Betts had been acquired on January 1, 2011.

($ in millions)	Six months ended June 30, 2012	Three months ended June 30, 2012
Total revenues	19,485	9,971
Income from continuing operations, net of tax	1,485	726

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

	Adjustments
($ in millions)	Six months ended June 30, 2012	Three months ended June 30, 2012

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)	(9)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	2	2
Impact on cost of sales from fair valuing acquired inventory	15	15
Impact on cost of sales from additional depreciation of fixed assets	(12)	(4)
Interest expense on Thomas & Betts debt	5	1
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans adjustments	16	16
Impact on selling, general and administrative expenses from acquisition-related costs	54	45
Impact on interest and other finance expense from bridging facility costs	13	11
Other	(5)	—
Income taxes	—	(7)
Total pro forma adjustments	62	70

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2012	7,269
Additions during the period(1)	2,873
Measurement period adjustments related to prior year acquisitions	22
Exchange rate differences	62
Balance at December 31, 2012	10,226
Additions during the period	13
Measurement period adjustments related to prior year acquisitions	(73)
Exchange rate differences	(138)
Balance at June 30, 2013	10,028

(1)  Includes primarily goodwill of $2,723 million in respect of Thomas & Betts, acquired in May 2012, which has been allocated to the Low Voltage Products operating segment and goodwill in respect of Newave, acquired in February 2012, which has been allocated to the Discrete Automation and Motion operating segment.

ABB to acquire Power-One, Inc.

On April 22, 2013, the Company announced that it had reached an agreement to acquire Power-One, Inc. Power-One is a provider of renewable energy and energy-efficient power conversion and power management solutions and a designer and manufacturer of photovoltaic inverters. The anticipated cash outflows for the Company upon closing the transaction amount to approximately $1 billion, based on a purchase price of $6.35 per share. Shareholder and regulatory approvals have been received and the transaction is expected to close in the third quarter of 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	June 30, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,589			2,589	2,589	—
Time deposits	1,560			1,560	1,559	1
Other short-term investments	8			8	—	8
Debt securities available-for-sale:
— U.S. government obligations	102	3	(1)	104	—	104
— European government obligations	131	—	—	131	—	131
— Other government obligations	2	—	—	2	—	2
— Corporate	138	4	—	142	—	142
Equity securities available-for-sale	150	9	(4)	155	—	155
Total	4,680	16	(5)	4,691	4,148	543

	December 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,784			2,784	2,784	—
Time deposits	3,993			3,993	3,963	30
Other short-term investments	15			15	—	15
Debt securities available-for-sale:
— U.S. government obligations	152	8	(1)	159	—	159
— Other government obligations	3	—	—	3	—	3
— Corporate	236	9	—	245	128	117
Equity securities available-for-sale	1,271	12	(1)	1,282	—	1,282
Total	8,454	29	(2)	8,481	6,875	1,606

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities pledged in respect of a certain non-current deposit liability. At June 30, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $100 million, $20 million and $120 million, respectively. At December 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $97 million, $27 million and $124 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency

Notes to the Interim Consolidated Financial Information (unaudited)

denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	June 30, 2013	December 31, 2012	June 30, 2012
Foreign exchange contracts	18,814	19,724	19,431
Embedded foreign exchange derivatives	3,414	3,572	3,548
Interest rate contracts	1,289	3,983	2,646

Notes to the Interim Consolidated Financial Information (unaudited)

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	June 30, 2013	December 31, 2012	June 30, 2012
Copper swaps	metric tonnes	46,222	45,222	43,307
Aluminum swaps	metric tonnes	5,886	5,495	8,211
Nickel swaps	metric tonnes	12	21	12
Lead swaps	metric tonnes	9,900	13,025	13,025
Zinc swaps	metric tonnes	325	225	125
Silver swaps	ounces	2,037,511	1,415,322	1,758,485
Electricity futures	megawatt hours	380,898	334,445	409,500
Crude oil swaps	barrels	119,450	135,471	177,476

Equity derivatives:

At June 30, 2013, December 31, 2012, and June 30, 2012, the Company held 75 million, 67 million and 70 million cash-settled call options on ABB Ltd shares with a total fair value of $42 million, $26 million and $16 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At June 30, 2013, and December 31, 2012, “Accumulated other comprehensive loss” included net unrealized gains of $18 million and $37 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at June 30, 2013, net gains of $15 million are expected to be reclassified to earnings in the following 12 months. At June 30, 2013, the longest maturity of a derivative classified as a cash flow hedge was 72 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the six and three months ended June 30, 2013 and 2012.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Six months ended June 30, 2013
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	—	Total revenues	24	Total revenues	—
		Total cost of sales	(6)	Total cost of sales	—
Commodity contracts	(13)	Total cost of sales	(1)	Total cost of sales	—
Cash-settled call options	7	SG&A expenses(1)	2	SG&A expenses(1)	—
Total	(6)		19		—

Notes to the Interim Consolidated Financial Information (unaudited)

Six months ended June 30, 2012
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	20	Total revenues	27	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	2	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	(13)	SG&A expenses(1)	(11)	SG&A expenses(1)	—
Total	9		12		—

Three months ended June 30, 2013
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(17)	Total revenues	13	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	(11)	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	—	SG&A expenses(1)	—	SG&A expenses(1)	—
Total	(28)		9		—

Three months ended June 30, 2012
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(12)	Total revenues	16	Total revenues	1
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	(7)	Total cost of sales	—	Total cost of sales	—
Cash-settled call options	(11)	SG&A expenses(1)	(8)	SG&A expenses(1)	—
Total	(30)		7		1

(1) SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $16 million and $6 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the six months ended June 30, 2013 and 2012, respectively. During the three months ended June 30, 2013 and 2012, derivative gains of $7 million and $3 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the six and three months ended June 30, 2013 and 2012, was not significant.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Six months ended June 30, 2013
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(40)	Interest and other finance expense	40

Six months ended June 30, 2012
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	10	Interest and other finance expense	(10)

Three months ended June 30, 2013
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(22)	Interest and other finance expense	23

Three months ended June 30, 2012
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	3	Interest and other finance expense	(3)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Six months ended June 30,		Three months ended June 30,
not designated as a hedge	Location	2013	2012	2013	2012
Foreign exchange contracts	Total revenues	(206)	52	(214)	(120)
	Total cost of sales	70	(85)	152	(21)
	SG&A expenses(1)	(2)	(1)	1	(1)
	Interest and other finance expense	(37)	(53)	106	(165)
Embedded foreign exchange contracts	Total revenues	73	(63)	86	10
	Total cost of sales	(9)	10	(11)	(5)
Commodity contracts	Total cost of sales	(67)	(3)	(54)	(28)
	Interest and other finance expense	1	(1)	1	(1)
Interest rate contracts	Interest and other finance expense	—	1	—	(1)
Total		(177)	(143)	67	(332)

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	June 30, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	14	12	10	4
Commodity contracts	—	—	7	—
Interest rate contracts	—	8	—	5
Cash-settled call options	11	29	—	—
Total	25	49	17	9
Derivatives not designated as hedging instruments:
Foreign exchange contracts	161	40	167	40
Commodity contracts	2	1	51	2
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	54	25	41	18
Total	217	68	259	60
Total fair value	242	117	276	69

Thereof, subject to close-out netting agreements	158	59	200	48

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	34	20	14	6
Commodity contracts	1	—	1	—
Interest rate contracts	15	31	—	2
Cash-settled call options	9	16	—	—
Total	59	67	15	8
Derivatives not designated as hedging instruments:
Foreign exchange contracts	204	62	84	20
Commodity contracts	7	1	11	1
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	26	13	86	40
Total	237	77	181	61
Total fair value	296	144	196	69

Thereof, subject to close-out netting agreements	245	113	93	28

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at June 30, 2013, and December 31, 2012, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures and interest rate futures, and certain actively-traded debt securities.

Notes to the Interim Consolidated Financial Information (unaudited)

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, foreign exchange forward contracts and foreign exchange swaps, as well as financing receivables and debt.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	June 30, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	—	—	—
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	—	155	—	155
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	131	—	—	131
Debt securities—Other government obligations	—	2	—	2
Debt securities—Corporate	—	142	—	142
Available-for-sale securities in “Other non-current assets”
Equity securities	7	—	—	7
Derivative assets—current in “Other current assets”	—	242	—	242
Derivative assets—non-current in “Other non-current assets”	—	117	—	117

Liabilities
Derivative liabilities—current in “Other current liabilities”	4	272	—	276
Derivative liabilities—non-current in “Other non-current liabilities”	—	69	—	69

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,279	—	1,282
Debt securities—U.S. government obligations	159	—	—	159
Debt securities—Other government obligations	—	3	—	3
Debt securities—European government obligations	—	—	—	—
Debt securities—Corporate	—	117	—	117
Available-for-sale securities in “Other non-current assets”
Equity securities	2	—	—	2
Derivative assets—current in “Other current assets”	—	296	—	296
Derivative assets—non-current in “Other non-current assets”	—	144	—	144

Liabilities
Derivative liabilities—current in “Other current liabilities”	4	192	—	196
Derivative liabilities—non-current in “Other non-current liabilities”	—	69	—	69

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, then these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2013 and 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	June 30, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months)
Cash	2,589	2,589	—	—	2,589
Time deposits	1,559	—	1,559	—	1,559
Marketable securities and short-term investments (excluding available-for-sale securities)
Time deposits	1	—	1	—	1
Other short-term investments	8	8	—	—	8
Short-term loans in “Receivables, net”	7	—	7	—	7
Other non-current assets
Loans granted	63	—	64	—	64
Held-to-maturity securities	100	—	120	—	120
Restricted cash and cash deposits	256	75	214	—	289

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	686	112	574	—	686
Long-term debt, excluding finance lease liabilities	7,316	7,414	35	—	7,449

	December 31, 2012
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months)
Cash	2,784	2,784	—	—	2,784
Time deposits	3,963	—	3,963	—	3,963
Marketable securities and short-term investments (excluding available-for-sale securities)
Time deposits	30	—	30	—	30
Other short-term investments	15	15	—	—	15
Short-term loans in “Receivables, net”	7	—	7	—	7
Other non-current assets
Loans granted	58	—	59	—	59
Held-to-maturity securities	97	—	124	—	124
Restricted cash and cash deposits	271	80	230	—	310

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	2,512	1,328	1,184	—	2,512
Long-term debt, excluding finance lease liabilities	7,449	7,870	39	—	7,909

Notes to the Interim Consolidated Financial Information (unaudited)

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), Marketable securities and short-term investments (excluding available-for-sale securities), and Short-term loans in “Receivables, net”: The carrying amounts approximate the fair values, as the items are short-term in nature.

•                  Other non-current assets: Includes financing receivables (including loans granted) whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs). Includes held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs). Includes restricted cash whose fair values approximates the carrying amounts and a cash deposit pledged in respect of a certain non-current deposit liability whose fair value is determined using a discounted cash flow methodology based on current market rates (Level 2 inputs).

•                  Short-term debt and current maturities of long-term debt, excluding finance lease liabilities: Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt excluding finance lease liabilities: Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs). The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

Note 7. Credit quality of receivables

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Accounts receivable balances are charged off against the related allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Equivalent Standard & Poor’s rating
Risk category:
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information are considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customer’s financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables (excluding those with a contractual maturity of one year or less) and other financing receivables is presented below.

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables classified as current assets

The gross amounts of trade receivables (excluding those with a contractual maturity of one year or less), the related allowance for doubtful accounts, and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	June 30, 2013
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	359	122	481
- Collectively evaluated for impairment	316	83	399
Total	675	205	880
Allowance for doubtful accounts:
- From individual impairment evaluation	(39)	(1)	(40)
- From collective impairment evaluation	(11)	(1)	(12)
Total	(50)	(2)	(52)
Recorded net amount	625	203	828

	December 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	335	128	463
- Collectively evaluated for impairment	326	87	413
Total	661	215	876
Allowance for doubtful accounts:
- From individual impairment evaluation	(42)	(5)	(47)
- From collective impairment evaluation	(11)	—	(11)
Total	(53)	(5)	(58)
Recorded net amount	608	210	818

Notes to the Interim Consolidated Financial Information (unaudited)

Changes in the trade receivables’ allowance for doubtful accounts (excluding those with a contractual maturity of one year or less) were as follows:

	Six months ended June 30,
($ in millions)	2013	2012

Balance at January 1,	53	50
Reversal of allowance	(5)	(6)
Additions to allowance	5	4
Amounts written off	—	—
Exchange rate differences	(3)	(6)
Balance at June 30,	50	42

	Three months ended June 30,
($ in millions)	2013	2012

Balance at April 1,	53	47
Reversal of allowance	(2)	(4)
Additions to allowance	2	1
Amounts written off	—	—
Exchange rate differences	(3)	(2)
Balance at June 30,	50	42

Changes in the allowance for doubtful accounts for other receivables during the six and three months ended June 30, 2013 and 2012, were not significant.

The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	June 30, 2013
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	246	164	410
B	273	8	281
C	101	30	131
D	45	1	46
E	10	2	12
Total gross amount	675	205	880

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	279	156	435
B	238	27	265
C	90	30	120
D	48	1	49
E	6	1	7
Total gross amount	661	215	876

The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	June 30, 2013
	Past due
($ in millions)	0 — 30 days	30 — 60 days	60 — 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at June 30, 2013(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	37	1	3	57	12	565	675
Other receivables	2	4	2	12	2	183	205
Total gross amount	39	5	5	69	14	748	880

	December 31, 2012
	Past due
($ in millions)	0 — 30 days	30 — 60 days	60 — 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2012(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	83	3	4	38	14	519	661
Other receivables	3	3	2	10	1	196	215
Total gross amount	86	6	6	48	15	715	876

(1)   Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Receivables classified as non-current assets

At June 30, 2013, and December 31, 2012, the net recorded amounts of loans granted were $63 million and $58 million, respectively, and were included in other non-current assets (see Note 6). The related allowance for doubtful accounts was not significant at both dates. The changes in such allowance were not significant during the six and three months ended June 30, 2013 and 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Debt

The Company’s total debt at June 30, 2013, and December 31, 2012, amounted to $8,129 million and $10,071 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	June 30, 2013	December 31, 2012
Short-term debt	685	1,531
Current maturities of long-term debt	27	1,006
Total	712	2,537

Short-term debt primarily represents issued commercial paper and short-term loans from various banks.

In June 2013, the Company repaid at maturity the EUR 700 million 4.625% bonds.

Long-term debt

The Company’s long-term debt at June 30, 2013, and December 31, 2012, amounted to $7,417 million and $7,534 million, respectively.

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired entities’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The total effect of the above environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	June 30, 2013	December 31, 2012
Environmental provisions included in:
Other provisions	42	33
Other non-current liabilities	85	73
	127	106

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Notes to the Interim Consolidated Financial Information (unaudited)

Contingencies—Regulatory, Compliance and Legal

Antitrust

In January 2007, the European Commission granted the Company full immunity from fines under its leniency program for the Company’s involvement in anti-competitive practices in the Gas Insulated Switchgear (GIS) business. The Company’s GIS business remains under investigation for alleged anti-competitive practices in certain other jurisdictions, including Brazil. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In October 2009, the European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment) for its involvement in anti-competitive practices in the power transformers business. In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of the Company’s German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anti-competitive practices in the German power transformers business. The Company did not appeal either decision and it paid both fines in full.

The Company’s cables business is under investigation for alleged anti-competitive practices in a number of jurisdictions, including the European Union and Brazil. The Company has received the European Commission’s Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing before the European Commission. The Company has also received an initial summary of the Brazilian Antitrust Authority’s (CADE) allegations regarding its investigation into the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage, except, with respect to the Brazilian investigation, where the Company expects an unfavorable outcome.

In May 2012, the Brazilian Antitrust Authority opened an investigation into certain power businesses of the Company, including its FACTS and power transformers business. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

With respect to the foregoing matters which are still ongoing, management is cooperating fully with the antitrust authorities.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anti-competitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and

Notes to the Interim Consolidated Financial Information (unaudited)

commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At June 30, 2013, and December 31, 2012, the Company had aggregate liabilities of $189 million and $211 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	June 30, 2013	December 31, 2012
Performance guarantees	147	149
Financial guarantees	78	83
Indemnification guarantees	50	190
Total	275	422

In respect of the above guarantees, the carrying amounts of liabilities at June 30, 2013, and December 31, 2012, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million and $78 million at June 30, 2013, and December 31, 2012, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At June 30, 2013, and December 31, 2012, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $69 million and $57 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At June 30, 2013, and December 31, 2012, the Company had a maximum potential amount payable of $78 million and $83 million, respectively, under financial guarantees outstanding. Of each of these amounts, $15 million and $19 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued, to the purchasers of Lummus Global, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of June 30, 2013, and December 31, 2012, was $50 million.

The Company issued, to the purchasers of its interest in Jorf Lasfar, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees was $140 million at December 31, 2012. During the second quarter of 2013, a settlement agreement was reached and the Company has no further obligations with respect to these guarantees at June 30, 2013.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2013	2012

Balance at January 1,	1,291	1,324
Warranties assumed through acquisitions	—	4
Claims paid in cash or in kind	(126)	(86)
Net increase in provision for changes in estimates, warranties issued and warranties expired	87	30
Exchange rate differences	(33)	(17)
Balance at June 30,	1,219	1,255

Note 10. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company also has several pension plans that are not required to be funded by local government and tax requirements.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Six months ended June 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	124	109	1	1
Interest cost	184	187	4	5
Expected return on plan assets	(237)	(235)	—	—
Amortization of prior service cost	16	20	(4)	(4)
Amortization of net actuarial loss	63	41	2	2
Net periodic benefit cost	150	122	3	4

	Three months ended June 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	62	52	1	1
Interest cost	92	91	2	2
Expected return on plan assets	(119)	(115)	—	—
Amortization of prior service cost	8	10	(2)	(2)
Amortization of net actuarial loss	30	20	1	1
Net periodic benefit cost	73	58	2	2

Employer contributions were as follows:

	Six months ended June 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	123	171	7	9
Of which, discretionary contributions to defined benefit pension plans	—	39	—	—

	Three months ended June 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	63	87	3	5
Of which, discretionary contributions to defined benefit pension plans	—	7	—	—

The Company expects to make contributions totaling approximately $387 million and $18 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2013, shareholders approved the payment of a dividend of 0.68 Swiss francs per share. The dividend was paid in May 2013 and amounted to $1,667 million.

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2013	2012	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,439	1,336	771	651
Income (loss) from discontinued operations, net of tax	(12)	5	(8)	5
Net income	1,427	1,341	763	656

Weighted-average number of shares outstanding (in millions)	2,296	2,293	2,297	2,293

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.63	0.58	0.34	0.28
Income (loss) from discontinued operations, net of tax	(0.01)	—	(0.01)	0.01
Net income	0.62	0.58	0.33	0.29

Diluted earnings per share

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2013	2012	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,439	1,336	771	651
Income (loss) from discontinued operations, net of tax	(12)	5	(8)	5
Net income	1,427	1,341	763	656

Weighted-average number of shares outstanding (in millions)	2,296	2,293	2,297	2,293
Effect of dilutive securities:
Call options and shares	7	1	7	1
Dilutive weighted-average number of shares outstanding	2,303	2,294	2,304	2,294

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.62	0.58	0.33	0.28
Income (loss) from discontinued operations, net of tax	—	—	—	0.01
Net income	0.62	0.58	0.33	0.29

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	(490)	(4)	49	(3)	(448)
Amounts reclassified from OCI	—	(7)	54	(16)	31
Total other comprehensive (loss) income	(490)	(11)	103	(19)	(417)

Less:
Amounts attributable to noncontrolling interests	(8)	—	1	—	(7)
Balance at June 30, 2013	(1,062)	13	(1,902)	18	(2,933)

The amounts reclassified out of OCI in respect of Unrealized gains (losses) on available-for-sale securities and Unrealized gains (losses) of cash flow hedge derivatives are not significant for the six and three months ended June 30, 2013. The following table shows details of amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments:

($ in millions) Details about OCI components	Location of (gains) losses reclassified from OCI	Six months ended June 30, 2013	Three months ended June 30, 2013

Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost(1)	12	6
Amortization of net actuarial losses	Net periodic benefit cost(1)	65	31
Total before tax		77	37
Tax	Provision for taxes	(23)	(12)
Amounts reclassified from OCI		54	25

(1)  These components are included in the computation of net periodic benefit cost (see Note 10).

Notes to the Interim Consolidated Financial Information (unaudited)

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

Notes to the Interim Consolidated Financial Information (unaudited)

The following tables present segment revenues, Operational EBITDA, the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes for the six and three months ended June 30, 2013 and 2012, as well as total assets at June 30, 2013, and December 31, 2012.

	Six months ended June 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	4,207	482	4,689
Low Voltage Products	3,518	188	3,706
Process Automation	3,998	110	4,108
Power Products	4,321	949	5,270
Power Systems	3,837	176	4,013
Corporate and Other	59	782	841
Intersegment elimination	—	(2,687)	(2,687)
Consolidated	19,940	—	19,940

	Six months ended June 30, 2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	4,177	433	4,610
Low Voltage Products	2,613	175	2,788
Process Automation	3,917	105	4,022
Power Products	4,284	839	5,123
Power Systems	3,556	123	3,679
Corporate and Other	23	748	771
Intersegment elimination	—	(2,423)	(2,423)
Consolidated	18,570	—	18,570

	Three months ended June 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,122	240	2,362
Low Voltage Products	1,837	92	1,929
Process Automation	2,077	53	2,130
Power Products	2,287	494	2,781
Power Systems	1,870	92	1,962
Corporate and Other	32	385	417
Intersegment elimination	—	(1,356)	(1,356)
Consolidated	10,225	—	10,225

	Three months ended June 30, 2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,134	234	2,368
Low Voltage Products	1,504	92	1,596
Process Automation	2,002	50	2,052
Power Products	2,191	419	2,610
Power Systems	1,806	66	1,872
Corporate and Other	26	379	405
Intersegment elimination	—	(1,240)	(1,240)
Consolidated	9,663	—	9,663

Notes to the Interim Consolidated Financial Information (unaudited)

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2013	2012	2013	2012
Operational EBITDA:
Discrete Automation and Motion	844	863	428	446
Low Voltage Products	687	483	367	286
Process Automation	511	511	252	268
Power Products	781	750	409	387
Power Systems	328	236	159	119
Corporate and Other and Intersegment elimination	(132)	(144)	(54)	(35)
Consolidated Operational EBITDA	3,019	2,699	1,561	1,471
Depreciation and amortization	(639)	(534)	(318)	(281)
Restructuring and restructuring-related expenses	(54)	(34)	(35)	(17)
Acquisition-related expenses and certain non-operational items	(32)	(71)	(28)	(90)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(77)	16	12	(113)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(11)	(26)	(3)	(14)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	34	(1)	(1)	45
Income from operations	2,240	2,049	1,188	1,001
Interest and dividend income	35	38	17	19
Interest and other finance expense	(177)	(144)	(80)	(87)
Income from continuing operations before taxes	2,098	1,943	1,125	933

	Total assets(1)
($ in millions)	June 30, 2013	December 31, 2012
Discrete Automation and Motion	9,565	9,416
Low Voltage Products	9,023	9,534
Process Automation	4,873	4,847
Power Products	7,848	7,701
Power Systems	7,940	8,083
Corporate and Other	6,264	9,489
Consolidated	45,513	49,070

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

April — June 2013 — Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Greg Scheu	16.5.2013	Shares	7,942			USD 22.03
Hubertus von Grünberg	23.5.2013	Shares	19,739			CHF 21.25
Jacob Wallenberg	23.5.2013	Shares	2,647			CHF 21.25
Hans Ulrich Maerki	23.5.2013	Shares	9,018			CHF 21.25
Roger Agnelli	23.5.2013	Shares	2,442			CHF 21.25
Michel de Rosen	23.5.2013	Shares	2,442			CHF 21.25
Michael Treschow	23.5.2013	Shares	2,474			CHF 21.25
Louis R. Hughes	23.5.2013	Shares	3,264			CHF 21.25
Ying Yeh	23.5.2013	Shares	2,474			CHF 21.25
Eric Elzvik	24.5.2013	Call Options	201,250			CHF 0.44
Greg Scheu	24.5.2013	Call Options	201,250			CHF 0.44

Key:

* Granted instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 25, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance